S 19010854

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65479

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/18 (MM/DD/YY) AND ENDING 04/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mount Street
(No. and Street)

London (City) United Kingdom (State) W1K 3NB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mounir Guen +44 207 491 8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton UK LLP
(Name – *if individual, state last, first, middle name*)

30 Finsbury Square (Address) London (City) United Kingdom (State) EC2A 1AG (Zip Code)

SEC Mail Processing
JUL 10 2019
Washington, DC

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Mounir Guen, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVision Private Equity Advisers USA LLC, as of April 30, 2019, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

MARTIN E. BUCHNER
Scrivener Notary of London, England
My commission expires with life.

DEPINNA LLP
35 PICCADILLY
LONDON W1J 0LJ
ENGLAND

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton UK LLP
30 Finsbury Square
London
EC2A 1AG
T +44 (2)20 73835100
www.GrantThornton.com

Board of Directors and Stockholder,
MVision Private Equity Advisers USA LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC, a Delaware corporation (the "Company") as of April 30, 2019, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2019 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included

Grant Thornton

examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton UK LLP

GRANT THORNTON UK LLP

We have served as the Company's auditor since 2018.

London, England
July 11, 2019

MVision Private Equity Advisers USA LLC

Statement of Financial Condition
April 30, 2019

ASSETS	
Current:	
Cash and Cash Equivalents	$ 1,077,678
Fees Receivable	73,763
Receivable from affiliates	635,201
Prepaid Expenses	161,002
Non current:	
Fixed Assets, net	997
Deferred Tax asset	734,135
Security deposits	265,704
Total assets	$ 2,948,480
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities:	
Accrued expenses and other liabilities	$ 453,152
Total liabilities	$ 453,152
Commitments and Contingencies Note 4	
Stockholder's Equity:	
Common stock, par value $100 per share; 1,000,000 shares authorized;	
750 shares issued and outstanding	75,000
Retained earnings	2,420,328
Total Stockholder's equity	2,495,328
Total liabilities and Stockholder's equity	$ 2,948,480

The accompanying notes are an integral part of this financial statement.

Note 1. Summary of Significant Accounting Policies

Basis of Presentation: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("USGAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Going Concern: After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Foreign Currency: The Company maintains certain cash accounts denominated in foreign currencies. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the statement of operations is translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net loss.

Use of Estimates: In presenting the financial statements in conformity with USGAAP, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Revenue Recognition: The Company earns revenue by charging a fee for raising capital for private equity firms and investment managers and for providing related specialized financial services. Revenues are recognized at the point in time when the Company is contractually entitled to receive fees and has satisfied its performance obligations.

Cash and Cash Equivalents: The Company considers all highly liquid money market instruments with an original maturity of three months or less at the time of purchase to be cash equivalents. As at April 30, 2019 the company held no cash equivalents.

Fees Receivable: These represent receivables from third parties for services performed prior to year-end. Receivables are mainly due to be paid within 14 days of invoice date and late payments may be subject to an interest charge. Receivables are regularly reviewed by management for their collectability and provisions made once a receivable is determined as doubtful. The Company has not experienced any losses to date.

Prepaid Expenses: The Company makes payments for certain expenses, such as insurance, in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Tangible fixed assets are reported at cost, less accumulated depreciation and provision for any impairment in value. Costs associated with the repairs and maintenance of fixed assets, deemed by management as capital in nature are recorded as fixed additions in the period. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:-

- Fixtures, fittings and equipment	$33\frac{1}{3}$% per annum straight-line
- Leasehold improvements	Over the lesser of the expected useful life of the leasehold improvement or the term of the lease.

Liabilities: Accrued expenses consist primarily of accruals made for professional fees, compensation, benefit expenses and payables to third parties.

Note 1. Summary of Significant Accounting Policies (Continued)

Income Taxes: The Company accounts for income taxes in accordance with FASB Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended April 30, 2019, management has determined that there are no material uncertain income tax positions.

Recent Accounting Pronouncements:

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), which requires an entity to recognize revenue to which it expects to be entitled for the transfer of promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The Company has concluded that the timing of revenue recognition from its various revenue streams is not materially impacted by the adoption of this standard. The Company adopted this standard on May 1, 2018 using the modified retrospective approach. The adoption did not have a significant impact on the operating results, financial position or cash flows of the Company. See Note 1, Revenue Recognition above for further disclosures associated with the adoption of this pronouncement.

In February 2016, the FASB ASU 2016-02 *Leases (Topic 842)* which modifies the lease recognition requirements and requires entities to recognize the right-of-use asset and liabilities arising from leases on the balance sheet and to disclose key qualitative and quantitative information about the entity's leasing arrangements.

Based on the original guidance ASU 2016-02, lessees and lessors would have been required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach, including a number of practical expedients. In July 2018 the FASB issued ASU No. 2018-11, *Leases (ASC 842): Targeted Improvements*, which provides entities with an option to apply the guidance prospectively, instead of retrospectively, and allows for other classification provisions. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years with early adoption permitted. The Company currently anticipates that it will elect to recognize its right of use lease assets and liabilities on a prospective basis, beginning on May 1, 2019, using an optional transition method.

The Company expects to elect the 'package of practical expedients' as lessee which permits it not to reassess under the new standard its prior conclusions about lease identifications, lease classifications and initial direct costs. Additionally, the Company expects to elect to treat lease and non-lease components as a single lease component.

Note 1. Summary of Significant Accounting Policies (Continued)

The Company expects that the adoption of this standard will result in a fairly significant increase to its recorded assets and liabilities on its balance sheet but will not have a material impact on the statement of operations. While the Company is continuing to assess all the effects of adoption, it currently believes the most significant effects relate to (i) the recognition of new right of use assets and lease liabilities on its balance sheet for its property and (ii) providing significant new disclosures about its leasing activities. Adoption of the standard will result in the recognition of an additional right of use asset and lease liabilities for leases of approximately $3.5 million as of May 1, 2019.

Note 2. Description of Business

MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company operates under exemptive provisions of paragraph (k)(2)(i) of the Securities and Exchange Commission's Rule 15c3-3 ("SEC Rule 15c3-3"). Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 3. Related Party Transactions

At April 30, 2019, the Company had an intercompany receivable from the Parent of $492,595 related to unsettled balances in connection with the Agreement. There is also an intercompany receivable from a commonly controlled affiliate of $142,606.

There is a high level of integration of the Company's activities and operations with the Parent and the accompanying financial statements are indicative of the Company's current financial condition and results of operations as part of that group. If the Company were unaffiliated, results of operations might be different.

Note 4. Commitments

The Company has office space obligations under a non-cancelable lease expiring in September 2028 and a lease with a three month notice period expiring in August 2019. The Company also has an obligation under an operating lease with a 60-day notice period. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending April 30,	
2020	$ 451,335
2021	388,642
2022	388,642
2023	388,642
2024	388,642
Thereafter	1,716,504
	$ 3,722,407

Note 5. Employee Benefit Plans

The Company administers a 401(k) plan (the "401(k) Plan") for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company. Eligible employees were permitted to contribute up to the legal limit and the Company contributes 5% of the employees' gross salary. Contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full-time employees of the Company on commencement of their employment.

Note 6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness fluctuate daily; however, at April 30, 2019, the Company had net capital of $623,395 which was $593,185 in excess of its required net capital of $30,210. The Company's ratio of aggregate indebtedness to net capital was 0.73 to 1.

Note 7. Deferred Tax Assets

The Company has a deferred tax asset that has been reflected in the Statement of Financial Condition, totaling $734,135 due to temporary differences and net operating loss (NOL) carryforwards. The temporary differences relate to the differences between the reported amounts of accruals and fixed assets and their tax bases. The effective tax rate differs from the statutory rate due to state and local taxes and adjustments to prior-year estimates.

The Company has federal and state income tax NOL carryforwards of $1,968,605 and $3,755,065 respectively, which if unused, will expire in years 2035 through 2036. The Company has recorded a deferred tax asset of $734,315 of which $638,022 was related to net operating losses.

The effective tax rate for the year of 13.97% differs from the statutory blended tax rate of 29.67% primarily due following items:-

	Federal	State	Total
Depreciation	$ 66,660	$ 6,230	$ 72,890
Deferred Rent	18,333	3,193	21,526
Capital loss carry-forward	584	-	584
Prepaid Expenses	(19,150)	(3,336)	(22,486)
Accrued Expenses	20,097	3,502	23,599
NOL Federal	413,407	-	413,407
NOL State	-	224,615	224,615
Deferred tax asset net	$ 499,931	$ 234,204	$ 734,135

The directors have not made a valuation allowance against the deferred tax asset as they believe it is more likely than not, that the Deferred tax asset will be utilized within the next 3 years.

Note 8. Property and Equipment

As at April 30, 2019 property and equipment are comprised of the following:

Computer and office equipment	$250,697
Leasehold improvements	1,612,542
Total at cost	1,863,239
Less accumulated depreciation and amortization	(1,862,242)
Property and equipment, net	$ 997

The Company recognized a depreciation charge of $15,344 in the current year.

Note 9. Letter of Credit

The Company maintains a letter of credit in the amount of $181,140 as of April 30, 2019 to be utilized as the security deposit for an operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under security deposits.

Note 10. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 11. Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Note 12. Subsequent Events

Subsequent events have been evaluated through July 11, 2019, the date these financial statements were issued.